BioVie Inc.

2120 Colorado Avenue, #230

Santa Monica, California 90404

July 9, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, DC 20549

Re:	Biovie Inc. Registration Withdrawal Request Filed July 1, 2019 File No. 333-215619

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Commission, BioVie Inc. hereby requests the withdrawal of its Registration Withdrawal Request regarding Registration Statement No. 333-215619 originally filed with the Commission on July 1, 2019. As advised by the Staff of the Commission, such request should have been coded as Form Type AW in the Commission’s EDGAR system, which filing is being made substantially contemporaneously with this request.

The Company confirms no securities have been sold in connection with the offering. In the event the Staff has any questions with respect to this matter, please call either Norwood Beveridge at (212) 407-4970 or Lili Taheri at (212) 407-4160.

Thank you very much for your time and attention in connection with this matter.

Sincerely,

/s/ J. Wendy Kim

J. Wendy Kim, Chief Financial Officer and Corporate Secretary